EXHIBIT 99.1

Fury Intersects 3.88 g/t Gold over 17.8 Metres, including 18.78 g/t Au over 3.30 m, at Three Bluffs, Returning Wide Mineralized Intervals in All Five Holes

TORONTO, Nov. 03, 2026 (GLOBE NEWSWIRE) -- Fury Gold Mines Limited (TSX and NYSE American: FURY) (“Fury” or the “Company”) is pleased to announce first assay results from its 2026 diamond drill program at the Committee Bay gold project (“Committee Bay” or the “Project”), located in the eastern Kitikmeot region of Nunavut.

The 2026 drill program comprised 11 diamond drill holes totalling 4,219 metres (m), including five infill holes at the Three Bluffs deposit (Figure 1). The reported results come from infill drilling designed to increase drill density within the main portion of the existing Three Bluffs mineral resource and support improved confidence in geological and grade continuity.

Significant drill highlights, shown in true widths, include:

  Hole 26TB158 intersected 3.88 grams per tonne (“g/t”) gold (“Au”) over 17.82 m, including 18.78 g/t Au over 3.30 m
  Hole 26TB161 intersected 0.77 g/t Au over 98.60 m, including 65.60 g/t Au over 0.56 m, the widest mineralized interval drilled to date
  Hole 26TB160 intersected 0.92 g/t Au over 31.45 m, including 12.35 g/t Au over 1.18 m, and 0.99 g/t Au over 28.83 m
  Hole 26TB163 intersected 0.72 g/t Au over 36.58 m, including 2.65 g/t Au over 3.31 m
  All five holes intersected the Three Bluffs shear zone, with widths ranging from 17 m to 99 m
  4,219 m (or 11 drill holes), including one abandoned hole, for the 2026 Committee Bay program has been completed. Assay results are pending for five of these holes, two of which are extension holes.

Results are highlighted by drill hole 26TB158, which intersected 3.88 g/t gold over 17.82 m, including a high-grade core of 18.78 g/t gold over 3.30 m, at a relatively shallow depth of 190 m. The hole was drilled within a broadly spaced area measuring 120 m by 220 m, demonstrating the continuity of mineralization across a large volume. The hole also returned a broad zone of lower-grade mineralization grading 0.39 g/t gold over 38.97 m immediately down-hole within the principal intercept (Figure 3). This intercept further demonstrates the scale and continuity of mineralization within the deposit and supports confidence in the Company’s geological model. The results are expected to be incorporated into the upcoming mineral resource update, contributing to increased resource confidence and supporting ongoing advancement of the project.

Drilling also returned broad zones of gold mineralization across the deposit, highlighted by hole 26TB161, which intersected 0.77 g/t gold over 98.60 m, including 65.60 g/t gold over 0.56 m, representing the widest mineralized interval drilled to date at Three Bluffs. Additional results include hole 26TB160, which intersected two mineralized zones grading 0.92 g/t gold over 31.45 m, including 12.35 g/t gold over 1.18 m, and 0.99 g/t gold over 28.83 m, including 3.50 g/t gold over 1.85 m (Figure 4). While hole 26TB163 returned 0.72 g/t gold over 36.58 m, including 2.65 g/t gold over 3.31 m, and hole 26TB162 returned 0.67 g/t gold over 17.36 m and 0.45 g/t gold over 20.98 m (Figure 4).

All holes disclosed in this news release, as well as the pending holes from the 2026 Committee Bay program, will be incorporated into the upcoming mineral resource estimate update for the Project. To date, 11 drill holes totalling approximately 4,219 metres have been completed, of which one hole was abandoned, and five holes are pending assay results. While the five holes reported in this release are infill holes, two of the five pending holes were designed as extension holes to define the extent of mineralization. The infill results give the Company confidence in the deposit as it continues exploring at depth and testing the full limits of the Three Bluffs resource.

“All five of our holes hit the Three Bluffs shear zone, which is exactly what this drill program was designed to confirm,” commented Tim Clark, CEO of Fury. “Hole 26TB158 stands out, returning 3.88 g/t gold over nearly 18 metres with a high-grade core of 18.78 g/t over 3.3 metres, and is a good example of the broad, continuous mineralization that has become a key differentiator of the Committee Bay project. The results strengthen our confidence in the scale of the Project as we continue to grow ounces ahead of the upcoming mineral resource update. With extension results pending, we look forward to further defining the size and potential of the Three Bluffs deposit.”

Table 1: Recent Drill Highlights

Hole ID		From (m)	To (m)	Core Length (m)	True Width (m)	Au (g/t)
26TB158		214.00	215.00	1.00	0.82	0.65
		220.00	241.60	21.60	17.82	3.88
	Incl.	233.00	237.00	4.00	3.30	18.78
		256.00	257.00	1.00	0.83	0.41
		265.00	311.00	46.00	38.97	0.39
26TB160		225.00	231.00	6.00	3.35	1.13
		248.00	303.00	55.00	31.45	0.92
	Incl.	301.00	303.00	2.00	1.18	12.35
		333.00	380.00	47.00	28.83	0.99
	Incl.	341.00	347.00	6.00	3.65	2.17
	and incl.	354.00	357.00	3.00	1.85	3.50
26TB161		230.00	408.00	178.00	98.60	0.77
	Incl.	401.00	402.00	1.00	0.56	65.60
26TB162		226.00	258.00	32.00	17.36	0.67
		272.00	310.00	38.00	20.98	0.45
26TB163		309.00	385.00	76.00	36.58	0.72
	Incl.	313.00	320.00	7.00	3.31	2.65

True widths are calculated using an interpreted mineralized domain of dip 80–89° as indicated for each hole. Reported intervals are length-weighted average gold grades. Composites require a minimum grade×thickness of 0.25 g/t·m, a minimum grade of 0.25 g/t gold and a maximum of 6 m of consecutive internal dilution; sub-intervals require a minimum grade×thickness of 5 g/t·m, a minimum grade of 2.00 g/t gold and a maximum of 2.5 m of consecutive internal dilution.

Figure 1: Committee Bay, 2026 Exploration Program Location

Figure 2: Three Bluffs – Longitudinal Section

Figure 3: Three Bluffs – Drill Hole 26TB158 Cross Section

Figure 4: Three Bluffs – Drill Hole 26TB160 Cross Section

Three Bluffs Deposit

The high-grade Three Bluffs Gold deposit is located centrally within the Committee Bay project and is estimated to contain 524,000 oz of gold in 2.1 million tonnes (Mt) at 7.85 g/t gold in the indicated mineral resource category and 720,000 oz in 2.9 Mt of gold at 7.64 g/t gold in the inferred mineral resource category (see Committee Bay NI 43-101 report “Technical Report on the Committee Bay Project, Nunavut Territory, Canada” dated September 11, 2023).

Valérie Doyon, P.Geo, VP of Geology at Fury, is a “qualified person” within the meaning of Canadian mineral projects disclosure standards instrument 43-101 and has reviewed and approved the technical disclosures in this press release.

Committee Bay Drilling QA/QC Disclosure

Intercepts at Three Bluffs were calculated using a minimum of a 2.0 g/t gold cut off at the beginning and end of the intercept and allowing for no more than 2.5 consecutive metres of less than 2.0 g/t gold. Minimum length of the composite allowed was one metre.

2026 Core (Diamond) Drilling

Analytical samples were taken by sawing NQ diameter core into equal halves on site and sent one of the halves to ALS Lab in Yellowknife, NWT for preparation and then to ALS Lab in Vancouver, BC for analysis. All samples are assayed using 50g nominal weight fire assay with atomic absorption finish (Au-AA26) and multi-element four acid digest ICP-AES/ICP-MS method (ME-MS61). QA/QC programs using internal standard samples, field and lab duplicates and blanks indicate good accuracy and precision in a large majority of standards assayed.

About Fury Gold Mines Limited

Fury Gold Mines Limited is a well-financed Canadian-focused exploration company advancing the Eau Claire gold project towards development, which holds a 5.8% equity position in Contango Silver and Gold Inc. Led by a management team and board of directors with proven success in financing and advancing exploration assets, Fury intends to grow its gold portfolio through rigorous project evaluation and exploration excellence. Fury is committed to upholding the highest industry standards for corporate governance, environmental stewardship, community engagement and sustainable mining. For more information on Fury Gold Mines, visit www.furygoldmines.com.

For further information on Fury Gold Mines Limited, please contact:

Margaux Villalpando, Investor Relations
Tel: (844) 601-0841
Email: info@furygoldmines.com
Website: www.furygoldmines.com

Forward-Looking Statements and Additional Cautionary Language

This news release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of applicable securities laws, which statements relate to the future exploration operations of the Company and may include other statements that are not historical facts. Specific forward-looking statements contained in this news release include information relating to the Company’s ongoing 2026 exploration program at the Committee Bay project and to the preparation, timing and anticipated content of an updated mineral resource estimate for the Three Bluffs deposit.

Although the Company believes that the assumptions and expectations reflected in those forward-looking statements were reasonable at the time such statements were made, there can be no certainty that such assumptions and expectations will prove to be materially correct. Mineral exploration is a high-risk enterprise.

Readers should refer to the risks discussed in the Company’s Annual Information Form and MD&A for the year ended December 31, 2025 and subsequent continuous disclosure filings with the Canadian Securities Administrators available at www.sedarplus.ca and the Company’s Annual Report available at www.sec.gov. Readers should not place heavy reliance on forward-looking information, which is inherently uncertain.

Photos accompanying this announcement are available at

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